Annual Report

Cover Page

Name of issuer:

Ai Incube, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 7/14/2009

Physical address of issuer:

222 Merchandise Mart Plaza, Suite 1212
Chicago IL 60654

Website of issuer:

http://parknav.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$245,231.00	$2,060,014.00
Cash & Cash Equivalents:	$3,378.00	$12,057.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$767,353.00	$326,269.00
Long-term Debt:	$3,680,135.00	$2,800,269.00
Revenues/Sales:	$140,118.00	$172,356.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,837,006.00)	($277,449.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ai Incube, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>We did not file on time in 2023 by April 30 because our tight financial situation caused delays in our accounting. This filing here is the delayed April 30, 2023 filing, making us compliant and current.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Eyal Amir	CEO	AI Incube, Inc	2009

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Eyal Amir	CEO	2009

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Eyal Amir	7500000.0 Common Shares	57.9

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The effects of coronavirus may continue for a prolonged period of time contracting the smart city, mobility and/or other targeted markets.
>
> The creators of raw location-based data may reduce and/or eliminate the availability of their raw data, or the costs associated with such may rise, increasing the costs of our end products or (in combination with other risks) making the business model not tenable.
>
> Other competitors may infringe on our patents requiring us to decide whether to litigate the infringement, or adding costs and risks due to the pursuit of such protections.
>
> We may not grow fast enough allowing other competitors to expand within the various relevant markets.
>
> Government regulations (such as data privacy, data transfer, etc.) in different countries may change.
>
> Smart city, mobility and/or other targeted markets may change in such a way that parking is not needed as much.
>
> Our team is globally distributed. While this can be beneficial, especially in a time like the coronavirus, this can also create some potential barriers.
>
> We may not implement the proper sales strategy and/or sales channels to capitalize on potential sales.
>
> We could experience unforeseen staffing issues due to coronavirus and/or other expansion related issues.
>
> Customers may delay their payments for our services resulting in operational delays due to cashflow.
>
> Unforeseen and/or frivolous litigation may occur by competitors looking to disrupt our progress.
>
> Employment and/or contractor turnover within the company may potentially impact our internal operations.
>
> The laws of a country may potentially delay and/or prevent us from being able to enter that market.
>
> Larger enterprise customers have longer sales cycles which impacts our overall revenue growth.
>
> Some of our sales would rely on the ability of our channel partners to execute and deliver sales.
>
> We have identified target markets, but we need to ensure these target markets were selected correctly (e.g. targeted geographies, targeted industries, etc.).
>
> We need to ensure there is a product market fit within our targeted markets (e.g. do we have the right products for our selected markets).
>
> There is always a threat from large, established technology players entering our market (e.g. google, apple, etc.).
>
> There is time that is required to educate the market which impacts company sales and revenues.
>
> We have a heavy dependency on handful of people for thought leadership should anything happen to them.
>
> Trade relationships between countries may change causing our ability to continue operating in a country to be delayed and/or terminated.
>
> The legalities of data and use of data in a country may change. If that occurs, we would need to determine if we can continue to legally operate in that country.
>
> There is always a possibility for illegal activities by employees, contractors or other participants in the development or delivery of content.
>
> There is a potential for a security data breach, or other type of breach, due to a cyber attack.
>
> There is a potential for increased volatility between currency exchange rates. We often need to exchange currencies due to our globally distributed customers.
>
> Coronavirus, or other external forces, may impact the availability of appropriate staffing, which may pose a risk.

Coronavirus, or other possible external forces, may impact our ability to access credit moving forward.

The movement of people and other relevant commodities may be restricted due to foreseen or unforeseen circumstances.

Due to the size of a startup, there are a limited number of staffing replacements available should resources need to shift.

There could be difficulties that occur impacting our ability to raise capital during the next Round of funding.

Mobility, Smart City, and/or other targeted markets may not expand with enough potential opportunities fast enough.

Prices of other related technologies may decrease affecting our competitive landscape in the market.

Competitors may find better and/or new technologies affecting our competitive landscape in the market.

Our sales team may not be strong or large enough to capture enough of the opportunities in a timely manner.

We may not raise sufficient funding for the rapid pursuit of market expansion, therefore limiting our market capture and opening space for further competition.

Some of the company officers are working part time, meaning that work happens more slowly than it potentially could. There is a risk that such slower work would affect the company adversely.

Our CEO and other of our affiliates may invest in this offering and their funds will be counted toward our achieving the target amount. There is no restriction on the ability of our CEO, existing equity holders or other affiliates to invest in this offering. As a result, it is possible that if have raised some funds, but not reached the target amount, affiliates can contribute the balance so that there will be a closing. The target amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the target amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the target amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

Investors are granting a proxy to XX Team and, thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

The Shares that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the Shares may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. In addition, there are other material restrictions on transfer of the Shares under the Company's organizational documents.

There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached.

The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing teams or other business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

Increase in prices of commodities and wages can make our business harder to grow and even non tenable.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	75,000,000	12,947,654	Yes
Preferred	25,000,000	172,376	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1,373,436

Options: 2,000,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	WebBank
Issue date	10/31/19
Amount	$125,000.00
Outstanding principal plus interest	$22,500.00 as of 11/10/21
Interest rate	9.0% per annum
Maturity date	04/01/24
Current with payments	Yes

Paypal 1

Loan

Lender	SBA
Issue date	04/26/20
Amount	$500,000.00
Outstanding principal plus interest	$543,000.00 as of 12/30/22
Interest rate	1.0% per annum
Maturity date	04/14/30
Current with payments	Yes

SBA EIDL was initially authorized for $450,000 in 2021. Later in 2022 an additional $50,000 was authorized and given to the company. This record includes the union of both loan tranches.

Loan

Lender	Stephen Roulac
Issue date	01/10/21
Amount	$50,000.00
Outstanding principal plus interest	$0.00 as of 11/14/21
Interest rate	5.0% per annum
Maturity date	01/11/22
Current with payments	Yes

fully repaid

Loan

Lender	Stephen Roulac
Issue date	04/26/21
Amount	$125,000.00
Outstanding principal plus interest	$100,000.00 as of 06/29/23
Interest rate	5.0% per annum
Maturity date	04/27/22
Current with payments	Yes

Loan

Lender	Stephen Roulac
Issue date	08/04/21
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 12/30/22
Interest rate	5.0% per annum
Maturity date	08/05/24
Current with payments	Yes

Loan

Lender	Headway Capital
Issue date	09/07/21
Amount	$75,000.00
Outstanding principal plus interest	$76,000.00 as of 12/30/22
Interest rate	42.86% per annum
Maturity date	09/08/22
Current with payments	Yes

Headway Capital Loan

Loan

Lender	Stephen Roulac
Issue date	12/14/21
Amount	$25,000.00
Outstanding principal plus interest	$25,438.05 as of 06/29/23
Interest rate	5.0% per annum
Maturity date	12/31/23
Current with payments	Yes

Loan

Lender	Stephen Roulac
Issue date	12/30/21
Amount	$12,000.00
Outstanding principal plus interest	$12,183.96 as of 06/29/23
Interest rate	5.0% per annum
Maturity date	12/31/23
Current with payments	Yes

Loan

Lender	Stephen Roulac
Issue date	01/06/22
Amount	$15,000.00
Outstanding principal plus interest	$15,215.60 as of 12/30/22
Interest rate	5.0% per annum
Maturity date	01/06/24
Current with payments	Yes

Loan

Lender	Stephen Roulac
Issue date	02/01/22

Amount	$9,000.00
Outstanding principal plus interest	$9,097.33 as of 12/30/22
Interest rate	5.0% per annum
Maturity date	02/01/24
Current with payments	Yes

Loan

Lender	Stephen Roulac
Issue date	03/29/22
Amount	$50,000.00
Outstanding principal plus interest	$50,157.25 as of 12/30/22
Interest rate	5.0% per annum
Maturity date	03/31/24
Current with payments	Yes

Loan

Lender	Stephen Roulac
Issue date	05/30/22
Amount	$285,000.00
Outstanding principal plus interest	$285,000.00 as of 06/29/23
Interest rate	10.0% per annum
Maturity date	05/31/25
Current with payments	Yes

Loan

Lender	WeBank
Issue date	08/18/22
Amount	$100,000.00
Outstanding principal plus interest	$83,000.00 as of 12/30/22
Interest rate	9.0% per annum
Maturity date	09/30/24
Current with payments	Yes

Paypal 2

Loan

Lender	Moove.ai
Issue date	10/06/22
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 06/29/23
Interest rate	5.0% per annum
Maturity date	10/07/24
Current with payments	Yes

Loan

Lender	Eyal Amir
Issue date	12/30/22
Amount	$15,167.00
Outstanding principal plus interest	$15,167.00 as of 06/29/23
Interest rate	5.0% per annum
Maturity date	12/31/23
Current with payments	Yes

Convertible Note

Issue date	01/24/16
Amount	$25,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$15,000,000.00
Maturity date	12/31/23

Convertible Note

Issue date	09/14/17
Amount	$30,000.00
Interest rate	5.0% per annum
Discount rate	0.0%
Valuation cap	$16,000,000.00
Maturity date	12/31/21

Convertible Note

Issue date	08/29/18
Amount	$20,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Valuation cap	$15,000,000.00
Maturity date	12/31/23

Convertible Note

Issue date	10/14/18
Amount	$800,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$15,000,000.00
Maturity date	12/31/23

Convertible Note

Issue date	07/05/21
Amount	$10,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$50,000.00
Maturity date	02/23/24

Convertible Note

Issue date	07/13/21
Amount	$10,000.00

Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$50,000.00
Maturity date	02/23/24

Convertible Note

Issue date	11/28/22
Amount	$10,000.00
Interest rate	10.0% per annum
Discount rate	0.0%
Valuation cap	$15,000,000.00
Maturity date	11/29/24

Convertible Note

Issue date	11/29/22
Amount	$70,000.00
Interest rate	10.0% per annum
Discount rate	20.0%
Valuation cap	$15,000,000.00
Maturity date	12/31/25

Convertible Note

Issue date: 04/30/21
Amount: $799,874
Interest rate: 5.0% per annum
Discount rate: 20.0%
Valuation cap: $50,000,000.00
Maturity date: 36 months after the Effective Date
Early Bird: Investors in the first $250,000 of the offering received a lower valuation cap of $40,000,000.00.

The aggregate amount of convertible notes outstanding is $2,091,755.97. These notes convert into equity securities of the next qualified financing as defined in the respective notes. In particular, $842,097 convert upon qualified financing at an amount greater than $1,000,000 and additional $1,249,659 convert upon qualified financing at an amount greater than $3,000,000.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2021	Regulation Crowdfunding	Convertible Note	$799,874	General operations
7/2021	Section 4(a)(2)	Convertible Note	$10,000	General operations
7/2021	Section 4(a)(2)	Convertible Note	$10,000	General operations
9/2021	Regulation D, Rule 506(c)	Preferred stock	$164,997	General operations
11/2021	Regulation Crowdfunding	Preferred stock	$241,495	General operations
1/2022	Regulation D, Rule 506(b)	Preferred stock	$105,000	General operations
11/2022	Section 4(a)(2)	Convertible Note	$10,000	General operations
11/2022	Section 4(a)(2)	Convertible Note	$70,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Eyal Amir
Amount Invested	$15,167.00
Transaction type	Loan
Issue date	12/31/22
Outstanding principal plus interest	$15,167.00 as of 07/03/23
Interest rate	5.0% per annum
Maturity date	12/31/23
Outstanding	Yes
Current with payments	Yes
Relationship	Founder, CEO

Name	Eyal Amir
Amount Invested	$109,457.00
Transaction type	Loan
Issue date	12/31/21
Outstanding principal plus interest	$0.00 as of 07/03/23
Interest rate	5.0% per annum
Maturity date	12/31/22
Relationship	Founder, CEO

Name	Eyal Amir
Amount Invested	$37,918.00
Transaction type	Loan
Issue date	12/08/19
Outstanding principal plus interest	$0.00 as of 02/16/21
Interest rate	5.0% per annum

Maturity date	05/26/20
Relationship	CEO
Name	Eyal Amir
Amount Invested	$23,835.00
Transaction type	Loan
Issue date	12/30/20
Outstanding principal plus interest	$0.00 as of 10/29/21
Interest rate	5.0% per annum
Maturity date	12/31/21
Relationship	CEO
Name	Eyal Amir
Amount Invested	$109,457.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$0.00 as of 12/30/22
Interest rate	5.0% per annum
Maturity date	12/31/22
Relationship	Founder, CEO
Name	Eyal Amir
Amount Invested	$15,167.00
Transaction type	Loan
Issue date	12/30/22
Outstanding principal plus interest	$15,167.00 as of 06/29/23
Interest rate	5.0% per annum
Maturity date	12/31/23
Current with payments	Yes
Relationship	Founder, CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Help drivers find on-street parking

Parking is the most painful part of every driving experience. By providing real-time information about parking availability, we will improve the lives of millions around the world by enabling people to spend more time doing what they love, and not being stuck in a car.

We use artificial intelligence to help drivers find available on-street parking in real-time.

Predicting real-time available on-street parking with our patented AI technology is just the very beginning...

Within the next 5 years, we will build on this technology to predict multiple other events that are occurring on the street (in what we call the "LIVE STREET"). This will include events such as pedestrian traffic, road conditions, crime, etc.

Soon after, we will expand our technology to go beyond the street (ex. in stores) and eventually create predictions for your everyday life.

Milestones

Ai Incube, Inc. was incorporated in the State of Delaware in July 2009.

Since then, we have:

- $3M+ revenue to date, 200% customer growth, BMW, T-Mobile parent, Siemens

- Village Global VC with LP investor Jeff Bezos, Eric Schmidt, Marc Zuckerberg

- All-star team Techstars, multiple exists, $1B value to investors, Stanford CEO, Prof UIUC, Top 10 AI

- $7B Market for parking-finding service, Smart City AI IoT market $120B growing rapidly

- 1.5 Billion Searches for Parking Daily Worldwide. Parknav AI charges per parking search

- Parknav first to market, 5 patents, technology high precision up to 95%, competitors at only 60%-75%

- Named "Best Startup to Invest" by Investors Place 2022, GARTNER Cool

- Named "Best Startup to Invest" by Investors Place 2022, GARTNER Cool Company Data and Analytics

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $140,118 compared to the year ended December 31, 2021, when the Company had revenues of $172,356. Our gross margin was 100.0% in fiscal year 2022, compared to 100.0% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $245,231, including $3,378 in cash. As of December 31, 2021, the Company had $2,060,014 in total assets, including $12,057 in cash.
- *Net Loss*. The Company has had net losses of $2,837,006 and net losses of $277,449 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $4,447,488 for the fiscal year ended December 31, 2022 and $3,126,538 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,195,767 in debt, $1,103,041 in equity, and $1,025,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ai Incube, Inc. cash in hand is $20,000, as of July 2023. Over the last three months, revenues have averaged $47,000/month, cost of goods sold has averaged $9,500/month, and operational expenses have averaged $49,000/month, for an average burn rate of $11,500 per month. Our intent is to be profitable in 6 months.

During the period from July 2022 through December, 2022, we made significant cuts in our operations and payroll, lowering the cost of customer acquisition and cost of goods sold.

During this time we experienced severe fluctuations in our revenues and took loans to stabilize the business. Those loans with variable rates have recently increased in APR.

We expect revenue to be at $50,000/month for the next 3 months, and to increase to $55,000/month in the subsequent 3 months.

The company was profitable in 2019. In 2020, the company was just below profitable. In 2021 and 2022 the company had net losses. It is expected, but can not be guaranteed that the company will be profitable in 2023.

Our revenue is today our only source of revenue. Short-term burn is covered by agreements with our suppliers.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Eyal Amir, certify that:

(1) the financial statements of Ai Incube, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Ai Incube, Inc. included in this Form reflects accurately the information reported on the tax return for Ai Incube, Inc. filed for the most recently completed fiscal year.

Eyal Amir
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://parknav.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Eyal Amir

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Parknav Subscription Agreement

SPV Subscription Agreement

Parknav Subscription Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ai Incube, Inc.

By

Eyal Amir
_____
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Eyal Amir
_____
CEO
7/18/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.